EXHIBIT 4.2

CERTIFICATE OF SECRETARY

I, JOHN M. LOWBER, the duly elected and acting Secretary of General Communication, Inc., an Alaska corporation, do hereby certify and declare that the resolution of the Board of Directors attached hereto as Exhibit 4.2A is a true and correct copy of the resolution duly adopted by the Board of Directors of General Communication, Inc. at its meeting held on February 19, 2007.

EXECUTED this 24th day of July, 2007 at Anchorage, Alaska.

GENERAL COMMUNICATION, INC.

By:	/s/ John M. Lowber
John M. Lowber, Secretary

STATE OF ALASKA	)
) ss.
THIRD JUDICIAL DISTRICT	)

The foregoing instrument was acknowledged before me this 24th day of July, 2007 by John M. Lowber, Secretary of General Communication, Inc. an Alaska corporation, on behalf of the corporation.

/s/ Christine Ransom
Notary Public in and for Alaska
My Commission Expires: 8/28/2010

EXHIBIT 4.2A

BOARD RESOLUTION NO. 2007-02

RESOLVED, that the board of directors of General Communication, Inc. approves and otherwise authorizes, subject to shareholder approval, increasing the number of shares of Company Class A common stock allocated to the Company's Amended and Restated 1986 Stock Option Plan by 2.5 million shares for a total allocation to the plan of 15.7 million shares;

RESOLVED FURTHER, that the president or the president's designee is directed to take those steps necessary to seek shareholder approval of this amendment to the plan at the Company's 2007 annual meeting of shareholders and to register the offering of those shares through the plan.

DATED, this 19th day of February, 2007.

/s/ John M. Lowber
John M. Lowber
Secretary